WRL LETTERHEAD

October 30, 2008

Mr. Craig Ruckman

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4644

Washington, D.C. 20549

Re:	WRL Series Life Account
1933 Act File No. 333-152446/1940 Act File No. 811-04420
WRL Xcelerator Focus and WRL Xcelerator Exec
Initial Registration Statement on Form N-6 filed on July 22, 2008
(Pre-Effective Amendment No. 1 filed on October 21, 2008)

CIK	No. 0000778209

Dear Commissioners:

On behalf of Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) and WRL Series Life Account (the “Registrant”), we are transmitting for electronic filing via EDGAR under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 to Form N-6. The Amendment has been marked to show changes from Pre-Effective Amendment No. 1 which was filed on October 21, 2008.

The Amendment reflects changes made in response to the comments that were discussed earlier today.

Western Reserve would like to begin marketing the policies on or about October 30, 2008 and has submitted via EDGAR, under “Correspondence,” requests for acceleration of effectiveness of the above-referenced registration statement to October 30, 2008. Western Reserve would very much appreciate any assistance the Commission’s Staff could provide in meeting such requests.

Please do not hesitate to contact Arthur D. Woods, Esq. at (727) 299-1830, or the undersigned at (727) 299-1747 if you have any questions.

Sincerely,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosure

cc:	Arthur D. Woods, Esq.

Mary Jane Wilson-Bilik, Esq.

Priscilla Hechler